Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement/prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's and Constellation Energy's directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement/prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

This filing includes (i) the slides posted on FPL Group, Inc.'s website in connection with its July 28, 2006 audio webcast broadcast on its second quarter 2006 earnings release and (ii) the chief financial officer's remarks accompanied by headings which coordinate such remarks with the slides:

Slide 1

Earnings conference call second quarter 2006 July 28 2006

Slide 2

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (FPL Group) or Constellation Energy Group, Inc. (Constellation Energy). Constellation Energy has filed with the Securities and Exchange Commission (the SEC) a Registration Statement on Form S 4 (Registration No. 333 135278) that includes a preliminary joint proxy statement prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SECs website, www.sec.gov. In addition, a copy of the definitive joint proxy statement prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Groups and Constellation Energys directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

Slide 3

Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, for example, statements regarding anticipated future financial and operating performance and results, including estimates for growth, benefits of the proposed merger between FPL Group and Constellation Energy, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings.

Slide 4

Overview of Second Quarter Outstanding performance at FPL Energy Continued strong operational performance New and existing asset contributions Absence of Seabrook refueling outage partially offset by lower wind resource Lower Florida Power and Light largely in-line with expectations Exception: storm cost disallowance from prior years

Outlook 2006 adjusted EPS likely at high-end of range 1 2007 outlook positive 1

Slide 5

FPL Group Results Second Quarter GAAP Adjusted Net Income (millions) EPS Net Income (millions) EPS 203 238 0.52 0.60 255 262 0.66 0.66 05 06 05 06 05 06 05 06 05 06

Slide 6

FPL Second Quarter Summary Storm cost disallowance from prior years (net income impact approximately $28 million) Customer growth at historical levels Favorable weather and usage Lower depreciation offset by higher O and M and interest, plus lower AFUDC

Slide 7

Florida Power and Light Earnings Second Quarter Net Income (millions) EPS 201 182 0.52 0.46 05 06 05 06

Slide 8

FPL Historical Growth in Customer Accounts Second Quarter Growth Comparisons 1 (thousands) 62 65 65 76 92 87 85 97 107 95 85 96 97 98 99 00 01 02 03 04 05 06 1 Change in average customer accounts from prior years second quarter

Slide 9

Retail Sales at FPL Second Quarter 2.0 percent customer growth 4.2 percent usage growth due to weather 0.6 percent underlying usage growth, mix, and other 6.8 percent kilowatt hour sales growth

Slide 10

FPL O and M and Depreciation Second Quarter (millions) O and M 316 359 05 06 Depreciation 232 197 05 06 Figures include amounts that are recovered through cost recovery clauses which have no impact on net income

Slide 11

FPL Earnings Contribution Drivers Second Quarter (dollars per share) 2005 EPS 0.52 Drivers Customer growth 0.03 Usage due to weather 0.06 Underlying usage growth mix 0.00 Storm disallowance (0.07) Storm secure (0.02) O and M (0.03) Depreciation 0.06 AFUDC and interest expense (0.05) Other 1 (0.04) FPL 2006 EPS 0.46 1 Including share dilution and rounding

Slide 12

FPL Energy Second Quarter Summary Excellent results overall Adjusted EPS grew by nearly 50 percent during the quarter Key drivers: New portfolio additions (wind, Duane Arnold) Favorable market conditions Absence of Seabrook refueling outage Tempered somewhat by lower wind resource Continued progress in hedging 2007 Strengthening outlook for 2007 and beyond

Slide 13

FPL Energy results second quarter GAAP Net Income (millions) EPS 20 92 0.05 0.23 05 06 Adjusted Net Income (millions) EPS 72 112 0.19 0.28 05 06 See Appendix for reconciliation of GAAP to adjusted amounts

Slide 14

FPL Energy Earnings Contribution Drivers Second Quarter (dollar per share) FPL Energy 2005 Adjusted EPS 0.19 Drivers New investment 0.07 Existing assets 0.03 Asset optimization and trading 0.02 Restructuring activities (0.01) Other 1 (0.02) FPL Energy 2006 Adjusted EPS 0.28 1 Including interest expense, share dilution, and rounding

See Appendix for reconciliation of GAAP to adjusted amounts

Slide 15

FPL Energy Contract Coverage Balance of 2006 2007 asset class wind contracted merchant nepool ercot all other total portfolio available mw percent mw under contract 3297 2436, 2215 2560 1411 11804 98 99 66 88 75 87 3254 2461 2454 2619 1372 12160 96 99 59 52 33 1 Weighted to reflect inservice dates planned maintenance Seabrooks planned refueling and power uprate in 2006 Duane Arnolds planned refueling outage in 2007 and expected production from renewable resource assets 2 Reflects round the clock mw under contract 3 Includes all projects with mid to long term purchase power contracts for substantially all of their output 4 Includes only those facilities that require active hedging 5 Reflects onpeak mw under contract 6 Totals may not add due to rounding

Slide 16

Earnings Per Share Contributions

Second Quarter

GAAP	05	06	Change
FPL	$0.52	$0.46	$(0.06)
FPL Energy	0.05	0.23	0.18
Corporate and Other	(0.05)	(0.09)	(0.04)
Total	**$0.52**	**$0.60**	**$0.08**

Adjusted	05	06	Change
FPL	$0.52	$0.46	$(0.06)
FPL Energy	0.19	0.28	0.09
Corporate and Other	(0.05)	(0.08)	(0.03)
Total	**$0.66**	**$0.66**	**$0.00**

FPL GROUP

See Appendix for reconciliation of GAAP to adjusted amounts

16

Adjusted Earnings Per Share Expectations 2006E 1 2007E 1 Prior expectations: Consolidated FPL Group 2.80 to 2.90 3.15 to 3.35 Current view: Likely at high end of range (including storm disallowance) Current drivers support upper half of range Note the 2006 and 2007 adjusted earnings expectations are valid as of today (July 28 2006) and should be viewed in conjunction with the Company's Cautionary Statements contained in the Appendix to this presentation 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards, merger related costs as well as the mark to market effect of non qualifying hedges, none of which can be determined at this time.

Slide 18

Merger creates new FORTUNE 100 company and the U.S. market leader in competitive energy markets

Well-matched, complementary contributions from two strong companies create a balanced footprint

Constellation Energy

- Highest load serving market share

- Leading risk management expertise

- Strong nuclear capability

Focus on cost and operational efficiency

FPL Group

- Generation assets in NEPOOL and ERCOT

- Strong wind position

- Strong nuclear capability

- Focus on cost and operational efficiency

Multiple channels of growth, balanced by solid base of stable, growing earnings and cash flow from two excellent state-regulated utilities

Combined company will have one of the strongest balance sheet in the industry

Remain confident that pre-tax synergies of at least $200-250 million per year by year 3 retained for shareholders is attainable

Significant increase in dividend for Constellation's current shareholders

Slide 19

Merger approval process continues forward Merger proxy filed with SEC on June 23 2006 comments received on July 21 2006 FERC extended the date by which they must issue an order to February 2 2007 Expect Maryland approval process to be critical path to closing merger Implementation of BGE rate stabilization plan clears one obstacle for Maryland PSC to consider merger Filed new merger application with the Maryland PSC on July 21, 2006 to address new statutory standards of Senate Bill 1 PSC scheduled prehearing conference for August 9 to rule on intervenors and set a procedural schedule for merger review Requested November 2006 decision, but depending on procedural schedule published by the PSC, closing could be delayed Uncertainty surrounding closing of the merger remains Integration activity remains on hold until companies have more clarity on timing and economics If risk to closing the merger or economics become unacceptable, Constellation Energy and FPL Group could agree to terminate merger FPL Group remains committed to the merger with Constellation but not at the expense of shareholder value

Slide 20

Q and A Session

Slide 21

Appendix

Slide 22

FPL Potential Drivers of 2006 Earnings Variability Issue Variability Potential Impact Balance of 2006 Weather variability at 80 percent probability plus or minus 4 cents Revenue growth plus or minus 10 to 20 bps plus or minus 0.5 to 1 cents O and M expenses sensitivity plus or minus 2 percent plus or minus 2 cents Interest rates plus or minus 1 percent plus or minus 1 cents See Companys Cautionary Statements contained in the Appendix and the Companys filings for full discussion of risks

Slide 23

FPL Energy Potential Drivers of 2006 Earnings Variability Issue Sensitivity Variability Potential Impact Balance of 2006 Weather Wind portfolio wind resource plus or minus 1 wind index plus or minus 1 cent Maine hydro rainfall snow pack plus or minus 20 percent plus or minus 1 cent Market risk commodity prices 2 dollars per mmbtu plus or minus 3 cents Operational performance EFOR plus or minus 1 percent plus or minus 1 to 2 cents New growth Wind new development 625 to 750 MW plus or minus 1 cent Asset restructuring 0 to 2 percent of FPLE earnings 1 Based on wind MW installed as of 6 30 06 2 From historic mean 3 Impact based on merchant assets

Slide 24

Non qualifying Hedges 1 summary of Activity (millions, after tax) Asset (Liability) Balance as of 3 31 06 (67.5) Amounts Realized During Second Quarter 12.5 Change in Forward Prices (all positions) (33.3) Subtotal (20.5) Asset (Liability) Balance as of 6 30 06 (88.0) Primary Drivers ERCOT Spark Spreads (21.2) Retail Supply Contract Hedges (11.4) All Other Net (0.4) (33.0) 1 Includes contracts of FPL Energys consolidated projects plus its share of the contracts of equity method investees Note retail marks are directly related while others are inverse

Slide 25

Non qualifying Hedges 1 Summary of Activity dollar thousands, after tax) 2nd Quarter Asset Deals Asset (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 3 31 06 Realized Prices Period 2 MTM 6 30 06 Gas Supply Contract 17,268 (2,135) (1,628) (3,763) 13,505 Other net (84,767) 14,659 (18,634) (12,724) (16,699) (101,466) Total (67,499) 12,524 (20,262) (12,724) (20,462) (87,961) 1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees 2 Amount represents the change in value of deals executed during the quarter from the execution date through quarter end

Slide 26

Non qualifying Hedges 1 Summary of Forward Maturity thousands, after tax) Asset (Liability) Gain (Loss) 2 Balance 2010 Total Description 6 30 06 2006 2007 2008 2009 2015 2006 2015 Gas Supply Contract 13,505 (4,209) (9,296) (13,505) Other net (101,466) 39,857 26,177 9,364 2,397 23,671 101,466 Total (87,961) 35,648 16,881 9,364 2,397 23,671 87,961 1 Includes contracts of FPL Energys consolidated projects plus its share of the contracts of equity method investees

Slide 27

FPL Energy Wind Index Rolling 5 quarters current portfolio 1 95 96 95 102 94 2Q05 3Q05 4Q05 1Q06 2Q06 Average wind speed for the period from those reference towers chosen to represent FPL Energys portfolio weighted index based on FPL Energys portfolio as of 6 30 06 100 long term historic annual weighted mean

Slide 28

Bridging Reference Tower Wind Speed to Earnings Impact Correlation factor effect (tower to site) Wind shear derivation (convert lower level measured wind to predicted) Air density assumption Turbine specific performance (power curve) Availability Reliability Curtailments Price paid by buyer Reference Tower Wind Speed Wind Turbine Hub Height Wind Speed Theoretical Wind Turbine Output Actual Wind Turbine Output Earnings Per Share Contribution 1 in the annual portfolio wind index for 2006 equates to 0.02 0.03 share 1 1 Sets aside uncertainties that can cause actual performance to deviate from that predicted solely by using the wind data from the selected reference towers. This reflects the impact on projects that were in operation as of 12 31 05. The earnings per share impact is based on a normal distribution around annual wind index values. This relationship should not be applied to quarterly or monthly wind index values due to seasonality of the wind resource and the increased variability associated with shorter observation periods.

Slide 29

Slide 1

Slide 1

FPL Energy MS and Regional Reference Towers Second Quarter Long Term 20052005Long Term 2Q 2Q2005 2Q2005 2Q2006 2Q2006 Associated Avg Wind Avg Wind Wind Speed Avg Wind Avg Wind Wind Speed Avg Wind Wind SpeedReference Tower Net MWs Speed (ms) Speed (ms) Index Speed (ms) Speed (ms) Index Speed (ms) Index

Abilene TX550.50 4.964.59 92.47 5.58 5.31 95.26 5.18 92.84 Midland TX 598.60 4.90 4.5392.555.59 5.21 93.11 5.26 94.14 WallaWalla WA324.90 3.733.37 90.31 3.93 3.70 94.18 3.56 90.71 Clinton OK 147.00 5.68 5.59 98.32 6.085.82 95.75 6.14 101.05 Clovis NM 204.00 5.18 4.83 93.38 5.715.32 93.18 5.64 98.63 Concord CA 162.00 3.71 3.27 88.27 4.56 4.04 88.70 3.88 85.13 MasonCity IA 139.00 5.02 4.89 97.39 5.445.35 98.35 5.44 100.03 Evanston WY144.00 4.624.18 90.52 5.02 4.64 92.50 4.49 89.46

GardenCity KS 112.20 5.52 5.48 99.25 6.096.06 99.56 6.13 100.62 Johnstown PA 130.40 4.22 4.05 96.02 4.01 3.83 95.57 3.81 95.07 Pipestone MN 129.70 4.19 4.15 98.87 4.48 4.85 108.32 4.24 94.71 Lubbock TX 84.00 5.38 5.10 83.50 6.216.03 97.17 5.84 94.03 Livermore CA 148.30 3.44 2.87 96.28 4.05 3.40 83.82 3.23 79.62 Gage OK 102.00 5.12 4.93 82.85 5.86 5.75 98.14 5.86100.11 PalmSprings CA 97.503.522.9194.984.393.8687.833.6382.61 Lancaster CA 101.10 4.92 4.6794.916.526.28 96.255.96 91.46 Bakersfield CA 77.00 2.732.59 101.323.25 3.17 97.77 3.13 96.34 Jamestown.ND61.505.065.1291.125.28 5.79 109.80 5.14 97.42 Bismarck ND 49.50 4.22 4.29 103.44 4.63 5.16 111.41 4.59 99.24 Scranton PA 64.50 3.06 2.79 96.543.06 2.78 90.85 2.89 94.56 Pierre SD40.504.96 5.13 86.27 5.21 5.65 108.36 5.02 96.35

Winkler TX 69.50 4.23 4.09 94.74 4.85 4.74 97.794.73 97.54 LoneRock WI30.003.41 2.95 101.69 3.68 3.38 91.78 3.31 90 Total Net MWs 3567.7 Av Index NA NA93.18NA NA 95.12 NA 93.78

> IQTableResults

AssocMwLTRefAvWSAvWS2005WSIndex2005LTRefIIQAvWSIIQAvWS2005IIQIndex2005IIQAvWS2006IIQWSIndex2006

Abilene.TX550.54.9561074.58673292.467975.576985.31271595.261515.17749192.83684

Midland.TX598.64.9037234.53437392.547095.5922415.20679993.107565.26450494.13944

WallaWalla.WA324.93.7275513.36621390.30633.9256443.6972394.181493.5609490.7097

Clinton.OK1475.6844145.58908198.322896.0769915.81896795.754086.141102101.05498

Clovis.NM2045.1763794.83379193.381715.7139065.32427493.180995.63578998.63287

Concord.CA1623.705033.27030288.266564.5567614.04166488.695993.87933385.13357

MasonCity.IA1395.0235684.89258497.392625.4350925.34568198.354925.436456100.02509

Evanston.WY1444.6203544.18252690.523945.0186594.64224592.499714.48969189.45996

GardenCity.KS112.25.5221595.4808599.251946.0907666.06376499.556676.128748100.62358

Johnstown.PA130.44.2205264.05234696.01524.0061863.82876895.571383.8086395.06871

Pipestone.MN129.74.1936274.14608198.866214.4810344.853677108.316014.24377394.70522

Lubbock.TX845.3838945.10060183.499656.2099076.03391597.165945.8389794.02669

Livermore.CA148.33.4390152.87156596.28474.0516973.39623183.822433.225879.61603

Gage.OK1025.1216814.93139582.854485.8585265.74978398.143855.864752100.10627

PalmSprings.CA97.53.5176642.91454294.977234.392243.85767887.829413.6284582.61048

Lancaster.CA101.14.9199074.67279194.91436.5220346.2772296.246355.96495191.45844

Bakersfield.CA772.7307172.591841101.31823.2452873.17278197.765813.12640596.33678

Jamestown.ND61.55.0552065.12184491.121695.2771485.794461109.802895.14089897.41811

Bismarck.ND49.54.2223294.293713103.436824.6299435.158192111.409424.59480999.24117

Scranton.PA64.53.0588142.78724396.537863.0584972.77855990.847192.89201694.55677

Pierre.SD40.54.9612565.13176686.273225.213275.649093108.359875.02315496.35323

Winkler.TX69.54.2328854.08633794.738124.8507694.74379497.794684.73131397.53739

LoneRock.WI303.4144132.945724101.690613.6800763.37759191.780483.31203589.9991

WAv.20063567.7NANA93.17654NANA95.12113NA93.77658

Slide 2

Florida Power Corporate and (millions, except per share amounts) and Light FPL Energy Other FPL Group, Inc. Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss) Net Income (Loss) 201 20 (18) 203 Adjustments, net of income taxes Merger Costs Net unrealized mark to market (gains) losses associated with non qualifying hedges 52 52 Adjusted Earnings (Loss) 201 72 (18) 255 Earnings (Loss) Per Share (assuming dilution) 0.52 0.05 0.05 0.52 Net unrealized mark to market (gains) losses associated with non-qualifying hedges 0.14 0.14 Adjusted Earnings (Loss) Per Share 0.52 0.19 0.05 0.66

Slide 3

Reconciliation of GAAP to Adjusted EarningsThree Months Ended June 30, 2006 Florida Power Corporate &(millions, except per share amounts)& LightFPL EnergyOtherFPL Group, Inc.

Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):Net Income (Loss) $ 182 $ 92 $ (36) $ 238

Adjustments, net of income taxes:Merger Costs 4 4 Net unrealized mark-to-market (gains) losses associated 20 20 with non-qualifying hedgesAdjusted Earnings (Loss) $ 182 $ 112 $ (32) $ 262

Earnings (Loss) Per Share (assuming dilution) $ 0.46 $ 0.23 $ (0.09) $ 0.60 Merger Costs 0.01 0.01 Net unrealized mark-to-market (gains) losses associated 0.05 0.05 with non-qualifying hedgesAdjusted Earnings (Loss) Per Share $ 0.46 $ 0.28 $ (0.08) $ 0.66

Slide 4

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power and Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Groups or FPLs actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward looking. Forward looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward looking statements) that could cause FPL Groups or FPLs actual results to differ materially from those contained in forward looking statements made by or on behalf of FPL Group and FPL. Any forward looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statement. The following are some important factors that could have a significant impact on FPL Groups and FPLs operations and financial results, and could cause FPL Groups and FPLs actual results or outcomes to differ materially from those discussed in the forward looking statements
FPL Group and FPL are subject to complex laws and regulations and to changes in laws and regulations as well as changing governmental policies and regulatory actions, including initiatives regarding deregulation and restructuring of the energy industry.  FPL holds franchise agreements with local municipalities and counties, and must renegotiate expiring agreements.  These factors may have a negative impact on the business and results of operations of FPL Group and FPL. FPL Group and FPL are subject to complex laws and regulations, and to changes in laws or regulations, including the PURPA, the Holding Company Act, the Federal Power Act, the Atomic Energy Act of 1954, as amended, the 2005 Energy Act and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the FERC, the FPSC and the legislatures and utility commissions of other states in which FPL Group has operations, and the NRC, with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, ROE and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).  The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels. FPL Group and FPL are subject to extensive federal, state and local environmental statutes as well as the effect of changes in or additions to applicable statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and or require additional pollution control equipment and otherwise increase costs.  There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

Slide 5

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation or restructuring of the production and sale of electricity.  FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Groups and FPLs results of operations could be affected by FPLs ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities, including nuclear facilities, involves significant risks that could adversely affect the results of operations and financial condition of FPL Group and FPL. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency.  This could result in lost revenues and or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations.  Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power.  In addition to these risks, FPL Groups and FPLs nuclear units face certain risks that are unique to the nuclear industry including the ability to store and or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Groups and FPLs plants, or at the plants of other nuclear operators.  Breakdown or failure of an operating facility of FPL Energy may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. The construction of, and capital improvements to, power generation facilities involve substantial risks.  Should construction or capital improvement efforts be unsuccessful, the results of operations and financial condition of FPL Group and FPL could be adversely affected. FPL Groups and FPLs ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks.  Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and or the writeoff of their investment in the project or improvement. The use of derivative contracts by FPL Group and FPL in the normal course of business could result in financial losses that negatively impact the results of operations of FPL Group and FPL. FPL Group and FPL use derivative instruments, such as swaps, options and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities.  FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform.  In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves managements judgment or use of estimates.  As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.  In addition, FPLs use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. FPL Groups competitive energy business is subject to risks, many of which are beyond the control of FPL Group, that may reduce the revenues and adversely impact the results of operations and financial condition of FPL Group.

Slide 6

- There are other risks associated with FPL Group's competitive energy business. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group's ability to successfully identify, complete and integrate acquisitions, including the proposed merger with Constellation Energy Group, Inc. (Constellation Energy) is subject to significant risks, including the effect of increased competition for acquisitions resulting from the consolidation of the power industry.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the 2005 Energy Act. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms, conditions and schedule; the failure of FPL Group or Constellation Energy's shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

FPL Group's proposed merger with Constellation Energy is subject to receipt of consents or approvals from governmental entities that could delay or prevent the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

- Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, as required, from the FERC, the NRC and the public service commissions or similar entities in several of the states in which Constellation Energy and/or FPL Group operate electric and/or gas businesses, including the state of Maryland. Among other things, governmental entities could seek to block the merger or condition their approval of the merger upon Constellation Energy and/or FPL Group entering into agreements to restrict the operations of the combined businesses in accordance with specified business conduct rules or to take other actions which governmental entities deem necessary or desirable in the public interest. The terms of any such conditions that may be imposed, if any, are not known by FPL Group as of the date hereof. If those approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Constellation Energy nor FPL Group will be required to complete the merger. In addition, the Maryland legislature, governor and Public Service Commission have been engaged in extensive discussions relating to the proposed merger and the imposition of conditions to the granting of necessary approvals, and there can be no assurance that the outcome of these discussions will be favorable to FPL Group, Constellation Energy or the merger. A substantial delay in obtaining satisfactory approvals or the imposition of unfavorable terms or conditions in connection with such approvals could have a material adverse effect on the business, financial condition or results of operations of the combined company, could result in litigation with one or more governmental entities and/or may cause the abandonment of the merger.

35

FPL GROUP

The anticipated benefits of combining FPL Group and Constellation Energy may not be realized. FPL Group entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies.  Although FPL Group expects to achieve the anticipated benefits of the merger, including the synergies, achieving them is subject to a number of uncertainties, including the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities whether the FERC, the NRC, state or any other regulatory authorities whose approval is required to complete the merger impose conditions on the merger or require the combined company to share a portion of the expected synergies of the merger relating to utility operations with customers, any of which may have an adverse effect on the combined company and general competitive factors in the market place. In addition, Constellation Energys business involves certain risks which are different from the risks of FPL Groups current business, and as a result the combined company may be exposed to competitive, regulatory, operational and other challenges that do not affect FPL Groups businesses to a similar extent. FPL Group and FPL will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FPL Group and FPL, regardless of whether the merger is eventually completed.  Although FPL Group and FPL have taken steps designed to reduce any adverse effects, these uncertainties may impair FPL Groups and FPLs ability to attract, retain and motivate key personnel until the merger is completed, or the merger agreement is terminated, and for a period of time thereafter, and could cause customers, suppliers and others that deal with FPL Group and FPL to seek to change existing business relationships with FPL Group and FPL. Employee retention and recruitment may be particularly challenging during the pendency of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.  If, despite FPL Groups and FPLs retention and recruiting efforts, key employees depart or fail to accept employment with either of the companies because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, FPL Groups, FPLs or the combined companys business could be seriously harmed. The pursuit of the merger and the preparation for the integration of Constellation Energy and FPL Group may place a significant burden on management and internal resources.  The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could harm FPL Groups and FPLs businesses, financial condition and operating results, regardless of whether the merger is eventually completed. In addition, the merger agreement restricts FPL Group and FPL, without Constellation Energys consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates.  These restrictions may prevent FPL Group and FPL from pursuing otherwise attractive business opportunities and making other changes to their businesses prior to completion of the merger or termination of the merger agreement. Because FPL Group and FPL rely on access to capital markets, the inability to maintain current credit ratings and access capital markets on favorable terms may limit the ability of FPL Group and FPL to grow their businesses and would likely increase interest costs. FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Groups and FPLs ability to grow their businesses and would likely increase their interest costs.

Slide 8

Customer growth in FPL's service area affects FPL Groups results of operations. FPL Groups results of operations are affected by the growth in customer accounts in FPLs service area.  Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices.  Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL. Weather affects FPL Groups and FPLs results of operations. FPL Groups and FPLs results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.  FPL Groups and FPLs results of operations can be affected by the impact of severe weather which can be destructive, causing outages and or property damage, may affect fuel supply, and could require additional costs to be incurred.  At FPL, recovery of these costs is subject to FPSC approval.FPL Group and FPL are subject to costs and other effects of legal proceedings as well as changes in or additions to applicable tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements. Threats of terrorism and catastrophic events that could result from terrorism may impact the operations of FPL Group and FPL in unpredictable ways. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance. The ability of FPL Group and FPL to obtain insurance and the terms of any available insurance coverage could be affected by national, state or local events and company specific events. FPL Groups and FPLs ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company specific events. FPL Group and FPL are subject to employee workforce factors that could affect the businesses and financial condition of FPL Group and FPL. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage that could affect the businesses and financial condition of FPL Group and FPL.

Slide 9

FPL Group

Conference Call

Second Quarter 2006 Earnings Release

July 28, 2006

  Second Quarter 2006 Earnings Conference Call

Jim von Riesemann

Good morning and welcome to our 2006 second quarter earnings conference call.

Moray Dewhurst, FPL Group's Chief Financial Officer, will provide an overview of our performance for the second quarter. Lew Hay, FPL Group's Chairman, President, and Chief Executive Officer, Armando Olivera, President of Florida Power & Light Company, and Jim Robo, President of FPL Energy are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions.

  Non-Solicitation

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group. Constellation Energy has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement and prospectus of Constellation Energy and FPL Group. Once finalized, the definitive joint proxy statement and prospectus will be sent to security holders of Constellation Energy and FPL Group seeking approval of the proposed transaction.

  Safe Harbor Statement

  Let me remind you that our comments today will include "forward-looking statements" within the meaning of the private Securities Litigation Reform Act of 1995.

  Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings.

  These risks, as well as risks associated with the proposed merger between FPL Group and Constellation Energy, are fully discussed in the preliminary joint proxy statement and prospectus included in the Registration Statement on Form S-4 that Constellation filed on June 23, 2006 with the SEC in connection with the proposed merger.

  And now, I would like to turn the call over to Moray Dewhurst.

  Moray. . .

  Moray Dewhurst:

  Thank you, Jim, and good morning everyone.

  Overview of Second Quarter 2006

  FPL Group's second quarter earnings results were mixed. On the positive side, FPL Energy had another outstanding quarter, delivering adjusted earnings per share growth of 47 percent and continuing both the strong earnings and excellent operating performance trends experienced in recent quarters. New wind projects, the January addition of the 70 percent interest in the Duane Arnold nuclear facility, and strong performance from our merchant portfolio, including the absence of a Seabrook refueling outage, helped contribute to the outstanding comparison to last year's results.

  Florida Power & Light's results, on the other hand, were hampered by the write-off of certain disallowed storm costs from prior years' storm seasons. Absent this disappointing and unanticipated factor, results were much in line with the expectations we shared with you last Fall. Weather-related sales comparisons, customer growth and underlying usage were all favorable, and the higher O&M expenses were largely in line with our expectations.

  Despite the weak results from Florida Power & Light, FPL Energy's performance has been so strong that we are well positioned to deliver good overall results for the year. At this point, we expect full year adjusted EPS to come in at the high end of our original $2.80 to $2.90 range, even including the negative impact of seven cents from the storm cost issue. In addition, although we do not expect to provide a specific numerical update to our 2007 adjusted earnings per share expectations of $3.15 to $3.35 until the budgeting process is more advanced following the end of the third quarter, the underlying drivers at present support the upper half of this range. As always, our adjusted earnings expectations assume normal weather for the balance of the year and exclude the effect of adopting new accounting standards, merger-related costs, and the mark-to-market effect of non-qualifying hedges, none of which can be determined at this time.

  Finally, at the end of our prepared remarks I will make a few comments on the status of our proposed merger with Constellation Energy Group and developments in Maryland.

  Now, let's look at the financial results for the second quarter.

  FPL Group Results (Second Quarter)

  In the second quarter of 2006, FPL Group's GAAP results were $238 million or 60 cents per share compared to $203 million or 52 cents per share during the 2005 second quarter. FPL Group's adjusted 2006 second quarter net income and earnings per share were $262 million and 66 cents, respectively, compared with $255 million or 66 cents per share in 2005.

  Our adjusted results exclude the mark-to-market effect of non-qualifying hedges and merger-related costs. Please refer to the Appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings.

  FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provides a more meaningful representation of FPL Group's fundamental earnings power.

  FPL - Second Quarter (Summary)

  At Florida Power & Light, the second quarter results were about where we had expected them to be, absent the challenge posed by the May 2006 Florida PSC decision disallowing recovery of certain costs from the prior years' storm seasons. This alone accounted for a seven cent decline in earnings per share versus last year's comparable period and is included in our adjusted results. Absent this effect, the business would have shown slight growth in EPS.

  The quarter saw favorable weather and usage comparisons and customer growth continued at a very good pace, albeit closer to our longer term historical average than the extremely high levels of the last couple of years. Increases in O&M and interest expense, plus reductions in AFUDC owing to the introduction to service of the Martin and Manatee expansions in June 2005, more than offset reductions in depreciation resulting from last year's rate case and its settlement agreement.

  Florida Power & Light Earnings (Second Quarter)

  In the second quarter of 2006, Florida Power & Light's GAAP and adjusted results were $182 million or 46 cents per share compared to $201 million or 52 cents per share during the 2005 second quarter.

  FPL Historical Growth in Customer Accounts (Second Quarter)

  As I indicated earlier, customer growth continues at a healthy pace, with the average number of FPL customer accounts having increased by 85,000, or 2 percent, over last year's comparable period. While this is slightly below the pace we have experienced during the last several years, the growth nevertheless remains close to historical averages of 2 percent, which is in line with our previously announced customer growth expectations. We will continue to monitor the underlying fundamentals of the Florida economy, including job creation, income growth, and housing starts and will advise you should any change occur that would fundamentally alter our outlook.

  Retail Sales at FPL (Second Quarter)

  Retail kilowatt-hour sales grew 6.8 percent during the quarter. Cooling degree days, the common metric used for determining weather impacts on energy usage, were up more than 29 percent above last year's second quarter and were about ten percent above normal for the quarter. As a result, usage growth associated with weather increased 4.2 percent quarter over quarter. Underlying usage growth was 0.6 percent and customer growth accounted for 2.0 percent.

  Looking forward, we believe customer growth rates of around 2 percent should continue for some time, and we continue to expect little or no growth in usage per customer for the full year 2006 owing primarily to price elasticity effects. Assuming no further major increases in fuel prices, however, and with continued steady economic growth, we expect usage growth to pick up again in 2007.

  FPL O&M and Depreciation (Second Quarter)

  For the second quarter, FPL's 2006 O&M expense was $359 million compared to $316 million, driven largely by two major factors: our Storm Secure initiative and higher regular distribution costs.

  Our Storm Secure initiative, which we announced in January of this year, hurt the comparative results by approximately $12 million. Storm Secure, you may recall, is a comprehensive and unprecedented plan designed to further strengthen our electrical grid and power plants against hurricane impacts and to reduce restoration times and, hence, outage durations.

  Other distribution cost increases were driven by additional restoration expenses and higher contractor costs.

  Looking forward, increased spending is expected for the full year in transmission and distribution, fossil generation, and customer service, as well as continued increases in employee benefit costs. Distribution expenses and capital expenditures are expected to continue to grow as a result of our Storm Secure initiative. However, our objective remains to keep overall O&M growth at or below underlying sales growth.

  Depreciation and amortization expense decreased $35 million to $197 million for the second quarter of 2006, owing to two main factors: the extension of the useful lives on our generation fleet and the elimination of the nuclear decommissioning accrual, both of which were implemented as a result of the August 2005 stipulation and settlement agreement. The lower overall depreciation was partly offset by the addition of the Martin and Manatee generating facilities, which were brought on-line in late June 2005.

  As a reminder, depreciation should be down for the year, but not by the full amount these two items might suggest given normal capital spend as we continue invest in generation and distribution expansion to support our underlying customer growth.

  FPL Earnings Contribution Drivers (Second Quarter)

To summarize, Florida Power & Light's second quarter earnings per share were affected by the following:
Customer growth	positive 3 cents
- Usage due to weather	positive 6 cents
- Underlying usage growth and mix	zero
Storm cost disallowance	negative 7 cents
Storm Secure	negative 2 cents
O&M	negative 3 cents
- Depreciation	positive 6 cents
AFUDC and interest expense	negative 5 cents
Other, including share dilution & rounding	negative 4 cents

For a total six cent decline for the quarter.

  FPL Energy - Second Quarter Overview

  Let me turn now to FPL Energy, which again delivered outstanding results. On an adjusted basis, earnings per share increased 47 percent, driven by contributions from new assets and the performance of the merchant portfolio, including the lack of a refueling outage at Seabrook, offset somewhat by poor wind resource.

  The combination of new wind projects and the expected increase in contributions from our merchant assets as older hedges roll-off and are replaced by sales at higher prices continue to be the two major drivers that we expect to power the growth of FPL Energy's earnings for the next few years.

  Our wind development pipeline efforts are making excellent progress. You will recall that we have previously indicated that we hoped to add between 1250 and 1500 megawatts to the portfolio in 2006 and 2007. However, our progress to date has been so good that we now expect to be at least at the high end of that range. We expect to add approximately 760 megawatts of new wind this year, not including acquisitions, with at least an equivalent amount in 2007. Beyond 2007, we are encouraged by the potential projects we see.

  Notwithstanding the recent commodity price volatility, the forward markets have remained relatively firm and we have made further progress in hedging our 2007 portfolio, thereby locking-in value for our shareholders, which I will describe in more detail in a moment.

  All of these factors together leave us very optimistic about the next few years for FPL Energy. The business looks set to come in well above the high end of our expectations for this year and is positioned for continued good growth in 2007 and beyond.

  FPL Energy Results (Second Quarter)

  FPL Energy's 2006 second quarter reported earnings were $92 million or 23 cents per share compared to $20 million or 5 cents per share in last year's second quarter. Adjusted earnings, which exclude the effect of non-qualifying hedges, were $112 million or 28 cents per share compared to $72 million or 19 cents per share last year.

  The impact of the non-qualifying hedge category was a loss of $20 million, primarily as a result of higher ERCOT spark spreads. As always, we have provided more detail on these transactions in the Appendix, and we continue to believe that FPL Energy's current period performance is best understood by excluding these amounts, whether gains or losses, from consideration. Other things equal, gains or losses in this category will turn around in future periods as the underlying contracts go to delivery. The overall effect of forward price movements during the quarter was modestly favorable to FPL Energy's prospects.

  FPL Energy Earnings Contribution Drivers (Second Quarter)

  Turning to the drivers of the increase in FPL Energy's adjusted earnings, new investment contributed 7 cents per share. Over the last twelve months, we have added 722 megawatts of new wind capacity and acquired 415 megawatts of nuclear capacity.

  Contributions from our existing assets increased three cents per share as the absence of the Seabrook refueling outage and favorable market conditions, primarily in ERCOT and NEPOOL, which added eight cents incrementally, more than offset a roughly one cent drag resulting from a lower wind resource and four cents of all other items. After a good start, the wind index for the second quarter of 2006 finished as the worst in more than a decade for that quarter, although I should note that the performance of our portfolio was actually slightly better than the level the wind index would suggest. As I have mentioned before, the wind index is a reasonable approximation of the underlying resource available to our projects, based on easily verifiable data from reference towers, but the correlation between the index and the actual output of the portfolio is not perfect. Please refer to the Appendix of the presentation for additional detail on the wind index.

  Asset optimization and trading activities rose two cents quarter-over-quarter, while restructuring activities were down a penny.

  All other items, including share dilution, were down two cents primarily driven by higher interest expense associated with higher borrowings as a result of an expanding asset base as well as higher rates.

  Overall, we are very pleased that FPL Energy had another strong quarter. Results continue to be above our expectations from the Fall of last year and the growth profile for FPL Energy through the end of the decade remains healthy.

  FPL Energy Contract Coverage

  Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our website, www.fplgroup.com under the investors section, since I will not review every number in the slides. These slides were also e-mailed to our analyst distribution list this morning with the press release.

  Overall, the continued price volatility experienced in the second quarter has had little net impact on our outlook, although the net effect of changes in the quarter was slightly positive. The underlying strength in the fuels markets seems likely to persist for some time, as evidenced by the continuing strength of the ten-year natural gas strip, which lost about 40 cents during the quarter and has regained the same amount in the last three weeks.

  Since the end of the first quarter, there has been little change in our 2006 hedge position. Overall, our contract coverage on a capacity basis for 2006 is 87 percent for the balance of the year, translating to approximately 95 percent of our 2006 expected gross margin from our wholesale generation fleet being protected against fuel and power market volatility. As always, we expect to maintain some open positions to take advantage of potential market opportunities during the more volatile summer months.

  We have continued to add to our 2007 hedges, and the capacity coverage fraction now stands at 82 percent, translating to approximately 90 percent of our expected 2007 gross margin being protected against commodity price volatility. This is higher than we would typically reach at this point in the year, and we are very comfortable with this level of hedging. We would expect to add only incrementally to this over the next few months, depending upon market conditions.

  Earnings Per Share Contributions (Second Quarter)

  To summarize the 2006 second quarter, FPL contributed 46 cents, FPL Energy contributed 28 cents, and Corporate and Other contributed a negative 8 cents. Corporate and Other was down relative to the prior year period primarily because of certain state tax changes which should not have a significant ongoing impact overall. That is a total of 66 cents, equal to the 2005 second quarter on an adjusted basis.

  Adjusted Earnings Per Share Expectations

  Turning now to our outlook for 2006 and 2007, you may recall that we made no changes to our expectations at the end of the first quarter, although we indicated we were pleased with the start of the year. With two quarters of solid results behind us, we are now in a better position to refine our outlook. At this point we expect to be at or near the high end of the range of $2.80 to $2.90 in adjusted EPS that we had previously communicated. This includes the adverse impact of seven cents from the PSC's storm cost decision, absent which we would have expected to be well above the upper end of the range.

  For 2007 we expect to re-visit the numbers at the end of the third quarter, as we have done for the last several years, with more detailed drivers and sensitivities, and so we are not changing the previously communicated range of $3.15 to $3.35 per share. Nevertheless, our current view of the principal drivers supports the upper half of this range. As before, these numbers represent the stand-alone case - i.e. prior to considering the effects of the announced merger with Constellation.

  Comments on Merger

  Before taking your questions I would like to make a few comments on the status of our proposed merger with Constellation Energy Group.

  Proposed Merger Rationale

  We recognize that much has occurred over the last few months and that it can be difficult to keep track of the sometimes daily twists and turns of events that could affect the deal. It may therefore be helpful to remind everyone why we continue to be excited about the proposed merger with Constellation and why we remain committed to getting the deal done, if we can do so on reasonable regulatory terms. In the proposed combination, we are bringing together two of the strongest and most successful companies in the industry. The combined company will be a FORTUNE 100 company, the U.S. market leader in competitive energy markets and the #1 power generator.

  Each company brings excellence in different ways to this combination. Constellation brings the highest customer-facing competitive supply market share and best risk management platform in the business, but has limited generation capacity in NEPOOL and ERCOT. FPL Group has meaningful deregulated generation in these markets, but a smaller load serving business relative to the size of its generation.

  This new platform will provide multiple channels of growth, primarily in the deregulated markets. This growth is balanced by a solid base of stable and growing utility earnings and cash flow. The combined company will also have one of the strongest balance sheets in the industry, which is valuable in supporting the growth of the competitive businesses.

  The sum of the two companies' independent growth paths will be further enhanced by meaningful synergies. The majority of these will come from the competitive energy side, but there will be long-term benefits for the utilities, too, both for shareholders and for customers. We continue to be confident that we will be able to deliver at least $200 to $250 million per year of pre-tax synergies retained for shareholders, before costs to achieve, by year 3 following the close of the transaction.

  We plan to maintain the FPL Group dividend in effect at the time of closing.

  Merger Update

  Notwithstanding some unanticipated events in Maryland, we have made good progress with the merger approval process. We filed the merger proxy with the SEC on June 23 and received comments last week. We plan to file a revised S-4 shortly. The FERC extended the date by which they must issue an order to February 2, 2007, a logical outcome given the fact that new commissioners need to be seated, and one that we do not think will represent a setback to timely approval. We believe that regulatory approval in Maryland remains the critical path to closing the merger. We've asked Maryland for a schedule which would allow for a November decision.

  The implementation of the Baltimore Gas & Electric rate stabilization plan clears one significant obstacle for the Maryland PSC to consider the proposed merger with FPL Group. On July 21st, we filed a new merger application which addresses the new statutory standards of Senate Bill 1. Earlier this week, the PSC scheduled a prehearing conference for Wednesday, August 9, at which the Commission anticipates ruling on petitions to intervene and setting a procedural schedule. Depending on the schedule, of course, closing could be delayed.

  Many of you have asked when we will resume merger integration and how to interpret the fact that we have not yet restarted integration activities. In our view, this merger is different from any other utility merger in history because its primary benefits are derived from combining two fast-growing commercial businesses. However, navigating the necessary regulatory channels and the time consequently involved has the potential to result in commercial distraction. Because there is a risk to ultimate closing, primarily due to uncertainty as to the economics Maryland will demand, we think we should wait to re-engage the commercial business leaders in the integration efforts. On the other hand, communication among senior leadership at FPL and Constellation has never slowed, and there continues to be extensive cooperation and planning with respect to obtaining merger approvals. Both management teams very much believe in the benefits of this merger, but will not sacrifice excessive value to consummate the deal.

  Q&A Session

And now, we will be happy to take your questions. Thank you.

Regional Long Term Wind Reference Location Denotes new references included to better describe FPLE Wind Portfolio FPL Energy plant operations Walla Walla Concord Livermore Bakersfield Lancaster Palm Springs Pierre Evanston Garden City Clovis Jamestown Pipestone Mason City Lone Rock Gage Clinton Abilene Midland Winkler Johnstown Scranton